SAPIENS REPORTS Q2 2011 RESULTS: Q2 2011 YEAR OVER YEAR REVENUES GROW 14%; NET INCOME GROWS 15%

Rehovot, Israel – AUGUST 10, 2011 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the second quarter of 2011.

On July 21st 2011 Sapiens entered into a definitive agreement to merge  with FIS Software Ltd. and IDIT I.D.I. Technologies Ltd., providers of insurance software solutions.

Second Quarter 2011 Highlights Include:

•	Revenues increased 14% compared to Q2 2010, and reached $14.3 million
•	Operating profit reached $1.7 million, 7% growth compared to Q2 of 2010
•	Non-GAAP Net Income of $2.0 million compared to $1.8 million in Q2 2010
•	As of June 30, 2011, cash and cash equivalents totaled to $16.5 million
•	Total shareholders’ equity of $38.5 million as of June 30, 2011, representing 65% of the total balance sheet

Roni Al-Dor, President and CEO of Sapiens International Corporation, commented: “Sapiens continued to generate strong results in the second quarter, reflecting the growth path we have taken.  These results are credited to new business we have signed with new customers, as well as with our existing client base. While improving our top line, we also strive to improve our operating and net income results.”

Mr. Al-Dor continued, “Last month we announced a major milestone in our growth strategy to merge with FIS and IDIT. We continue to promote our strategy to focus on the insurance software market, and we aim to become the vendor of choice in this marketplace. Looking ahead, we intend to further extend our global reach, expand our technology and solutions, broaden our customer base, and increase our distribution channels in the markets in which we operate."

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

	For the three months ended		For the six month ended
U.S GAAP basis	30/06/2011	30/06/2010	30/06/2011	30/06/2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	14,258	12,497	27,584	24,420
Operating profit	1,678	1,563	3,400	3,181
Net income attributable to Sapiens	1,624	1,415	3,298	2,941
Basic earnings per share	0.07	0.06	0.15	0.13
Diluted earnings per share	0.07	0.06	0.14	0.13

NonGAAP
Revenues	14,258	12,497	27,584	24,420
Operating profit	2,049	1,977	4,085	3,860
Net income	1,973	1,814	3,937	3,605
Basic earnings per share	0.09	0.08	0.18	0.17
Diluted earnings per share	0.08	0.08	0.17	0.16

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Matters set forth in this release that are forward-looking statements are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

For More Information
Roni Giladi, CFO
Sapiens International
Tel: +972-8-938-2721
IR@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	30/06/2011	31/12/2010
	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$16,486	$16,182
Trade receivables, net	9,507	5,511
Other current assets	2,606	3,031
Total current assets	28,599	24,724

Property and equipment, net	1,233	1,161
Other assets, net	29,519	29,184

Total assets	$59,351	$55,069

Liabilities and shareholders' equity

Trade payables	$1,100	$1,693
Other liabilities and accrued expenses	11,188	11,646
Deferred revenue	7,350	6,517
Total current liabilities	19,638	19,856

Long-term debt and other long-term liabilities	1,235	1,095
Shareholders' equity	38,478	34,118

Total liabilities and shareholders' equity	$59,351	$55,069

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six month ended
	30/06/2011	30/06/2010	30/06/2011	30/06/2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$14,258	$12,497	$27,584	$24,420
Cost of revenues	$7,607	$6,999	$14,730	$13,972
Gross Profit	6,651	5,498	12,854	10,448

Operating expenses
Research and development, net	$1,191	$761	$2,251	$1,472
Selling, marketing, general and administrative	$3,782	$3,174	$7,203	$5,795
Operating Profit	1,678	1,563	3,400	3,181

Financial expenses, net	$54	$31	$102	$22
Other expenses, net	$-	$106	$-	$242

Net Income	$1,624	$1,426	$3,298	$2,917

Attributable to non-controlling interest	$-	$11	$-	$(24)

Net income attributable to Sapiens	$1,624	$1,415	$3,298	$2,941

Earnings per share
Basic	$0.07	$0.06	$0.15	$0.13
Diluted	$0.07	$0.06	$0.14	$0.13

Weighted average number of shares used to computation of earnings per share
Basic	22,050	21,927	22,047	21,762
Diluted	23,723	22,616	23,735	22,151

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation  of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six month ended
	30/06/2011	30/06/2010	30/06/2011	30/06/2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit	1,678	1,563	3,400	3,181
Amortization of intangibles assets and compensation related to acquisition	296	103	590	103
Amortization of capitalized software	1,275	1,448	2,365	2,796
Capitalization of software development	(1,275)	(1,250)	(2,430)	(2,408)
Stock-based compensation	74	113	159	188
Total adjustments to GAAP	371	414	685	679
Non-GAAP operating profit	2,049	1,977	4,085	3,860

GAAP net income	1,624	1,415	3,298	2,941
Total adjustments to GAAP as above	371	414	685	679
Deferred taxes related to acquisition	(21)	(15)	(45)	(15)
Non-GAAP net income	1,973	1,814	3,937	3,605

Non-GAAP basic earnings per share	0.09	0.08	0.18	0.17

Non-GAAP diluted earnings per share	0.08	0.08	0.17	0.16

Weighted average number of shares used to computation of earnings per share
Basic	22,050	21,927	22,047	21,762

Diluted	23,723	22,616	23,735	22,151